United States securities and exchange commission logo





                             March 2, 2022

       Shahar Hania
       Chief Executive Officer
       Rail Vision Ltd.
       15 Ha   Tidhar Street
       Ra   anana, 4366517 Israel

                                                        Re: Rail Vision Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 18,
2022
                                                            File No. 333-262854

       Dear Mr. Hania:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

       Form F-1 Registration Statement

       Prospectus Summary, page 1

   1. We note your disclosure that you were recognized as the winner of Deutche Bahn's
                                                        MINDBOX competition for
your automated early warning systems to prevent railway
                                                        accidents. Please
include a brief explanation of the competition and the award to provide some context. Please
also include the date the award was given.
       Capitalization, page 33

   2. We note your revision to the shareholders' equity section in response to prior comment 7.
                                                        Please disclose or
provide a placeholder for the number of ordinary shares that will be issued and outstanding
on both a pro forma and pro forma as adjusted basis. It appears the
 Shahar Hania
Rail Vision Ltd.
March 2, 2022
Page 2
         100,000,000 shares currently shown is the number of authorized shares. Please clarify your disclosures accordingly.
3. We note that your revised offering will now include warrants as part of a Unit offering.
         Please tell us and disclose your planned accounting treatment for the warrants, including how it will be valued and reflected in your financial statements. Additionally, provide for their treatment in the pro forma as adjusted column.
Industry Overview and Market Opportunity, page 45

4. We note your response to our prior comment 10. Please refer to the eighth paragraph in this section. Please provide the year for the U.S. Department of Transportation and
         McKinsey & Company industry estimates you cite.
Competition, page 54

5. We note your response to prior comment 11 and reissue in part. You disclose your belief that your railway detection system's contribution to train safety will be greater than that of existing railway detection systems by your competitors. Please balance this disclosure by stating here that you are a development-stage company, that your products are still in development, and discuss your current competitive position within the industry.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameShahar Hania                                  Sincerely,
Comapany NameRail Vision Ltd.
                                                                Division of
Corporation Finance
March 2, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName